UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2009

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

February 13, 2009

Mizuho Financial Group, Inc.

Announcement Regarding Furnishing of Report on Form 6-K

with the U.S. Securities and Exchange Commission

We, Mizuho Financial Group, Inc., hereby announce that we furnished a report on Form 6-K regarding financial statements under U.S. GAAP for the six months ended September 30, 2008 with the U.S. Securities and Exchange Commission on February 12, 2009 (local time).

A copy of the Form 6-K report is available on our website at

http://www.mizuho-fg.co.jp/english/investors/financial/sec/others.html.

The following are brief supplemental explanations about certain differences in our financial statements for the six months ended September 30, 2008 between those under U.S. GAAP furnished on February 12, 2009 and those under Japanese GAAP released previously. These differences are basically due to differences in accounting treatments between U.S. GAAP and Japanese GAAP (amounts in parentheses are the differences in net income under Japanese GAAP as compared to U.S. GAAP):

•	Derivative financial instruments and hedging activities (+¥97.3 billion)

The criteria for designation and measurement of hedge effectiveness under U.S. GAAP are more rigorous than under Japanese GAAP. As a result, most of the eligible hedge derivatives under Japanese GAAP are accounted for as trading account assets or liabilities under U.S. GAAP with changes in fair value of the derivatives recognized in earnings.

Embedded derivatives that are deemed to be clearly and closely related to their host contract are not bifurcated under U.S. GAAP, while Japanese GAAP allows an entity to bifurcate embedded derivatives if the entity manages the risk of the embedded derivatives and host contracts separately.

•	Investments and trading securities (+¥108.4 billion)

Under U.S. GAAP, declines in the fair value of available-for-sale securities below cost that are deemed to be “other-than-temporary” are recorded in earnings. The factors including the duration and extent of the decline, near-term prospects of the issuer, as well as our ability and intent to hold the investments until an anticipated market price recovery or maturity are considered to determine whether the impairment is “other-than-temporary.” Under Japanese GAAP, significant declines in the fair value of securities below cost that are deemed to be “other-than-temporary” are recorded in earnings unless short term recovery is reasonably expected.

Based on SFAS No. 159, U.S. GAAP permits the election of the fair value option for financial assets and liabilities, which is not permitted under Japanese GAAP. As we elected the fair value option for foreign currency denominated available-for-sale securities under U.S. GAAP on April 1, 2008, these securities were reclassified as trading securities and the entire amount of changes in their fair value are now recognized in earnings, while under Japanese GAAP, only the changes attributable to movements in foreign currency exchange rates are recognized in earnings.

•	Deferred taxes (+¥338.2 billion)

Under U.S. GAAP, possible sources of taxable income, which are considered to determine whether deferred tax assets are realizable, include unrealized gains on available-for-sale securities. The deferred tax expense was incurred due to the decrease in the deferred tax assets resulting from the decrease in unrealized gains. Under Japanese GAAP, the assessment as to whether deferred tax assets are realizable is primarily based on estimates of future taxable income.

The items that result in significant differences in shareholders’ equity between U.S. GAAP and Japanese GAAP include investments and trading securities (+¥232.3 billion), land revaluation (+¥186.3 billion) and pension liabilities (+¥380.7) (amounts in parentheses are the differences in shareholders’ equity under Japanese GAAP as compared to U.S. GAAP).

Please note that today we also released “Financial Statements for the First Half of Fiscal 2008 <Under US GAAP>” on TDnet which is operated by the Tokyo Stock Exchange.

(http://www.mizuho-fg.co.jp/english/investors/financial/fin_statements/us/index.html)

END

This announcement is for information purpose only and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside Japan.

Contact:	Mizuho Financial Group, Inc., Corporate Communications Public Relations Office Tel: 81-3-5224-2026